UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )

                        Technitrol, Inc.
                        ----------------
                        (Name of Issuer)

                          Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                            878555101
                         --------------
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878555101

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               Gordon Palmer, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)       /_/
     (b)       /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER
               None

6    SHARED VOTING POWER
               None

7    SOLE DISPOSITIVE POWER
               None

8    SHARED DISPOSITIVE POWER
               None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               None

12   TYPE OF REPORTING PERSON
               IN


Item 1.

     (a)       Name of Issuer
                         Technitrol, Inc.

     (b)       Address of Issuer's Principal Executive Offices
                         1210 Northbrook Drive, Suite 385
                         Trevose, PA  19053

Item 2.

     (a)       Name of Person Filing
                         Gordon Palmer, Jr.

     (b)       Address of Principal Business Office or, if none,
               Residence
                         7147 Sabino Vista Circle
                         Tucson, AZ  85750

     (c)       Citizenship
                         United States of America

     (d)       Title of Class of Securities
                         Common Stock

     (e)       CUSIP Number
                         878555101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)       /_/ Broker or Dealer registered under Section 15 of
                   the Act

     (b)       /_/ Bank as defined in section 3(a)(6) of the Act

     (c)       /_/ Insurance Company as defined in section 3(a)(19)
                   of the Act

     (d)       /_/ Investment Company registered under section 8 of
                   the Investment Company Act

     (e)       /_/ Investment Adviser registered under section 203 of
                   the Investment Advisers Act of 1940

     (f)       /_/ Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)       /_/ Parent Holding Company, in accordance with
                   Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)       /_/ Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

     (a)       Amount Beneficially Owned
                  None

     (b)       Percent of Class
                  None

     (c)       Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote
                         None

               (ii)   shared power to vote or to direct the vote
                         None

               (iii) sole power to dispose or to direct the disposition of
                         None

               (iv) shared power to dispose or to direct the disposition of
                         None

Item 5.        Ownership of Five Percent or Less of a Class.
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

               /X/ Gordon Palmer, Jr. beneficially owned the 1,992,600 shares of Common Stock held by the Palmer Family Trust (the "Trust"), a revocable trust for which Mr. Palmer served as trustee and had the power to revoke at any time. Mr. Palmer died on March 30, 1997. Pursuant to the terms of the Trust, upon his death all shares held by the Trust shall be distributed to two separate trusts (Survivor's Share and Residuary Trust Share) pursuant to the administration of the Trust.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.
                      None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                      N/A

Item 8.        Identification and Classification of Members of the
               Group.
                      N/A

Item 9.        Notice of Dissolution of Group.
                      N/A

Item 10.       Certification.
                      N/A

                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  10/3/97


                          Estate of Gordon Palmer, Jr., deceased


                          By: /s/ Virginia Frese Palmer
                             ------------------------------
                             Virginia Frese Palmer
                             Executrix


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)